TSX:GNG
www.goldengoliath.com

Financing Arranged

Vancouver, Canada, March 26, 2013 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F)

Further to the Company’s news release of February 26, 2013, the Company wishes to announce that it has amended its Private Placement such that it is now for up to 14,444,444 units at a price of $0.09 per unit for gross proceeds of up to $1,300,000. Each unit shall consist of one common share and three-quarters of one non-transferable share purchase warrant exercisable for a period of three years at a price of $0.12 for each whole warrant. The proceeds will be used for site preparation for drilling at Nopalera and the San Martin tunnel and for general working capital.

The shares and warrants forming a part of the units and any shares issued upon exercise of the warrants will be subject to escrow requirements whereby they will be released from escrow at the earlier of (a) 15 months from closing the financing; and (b) the date the Company’s shares close at a price of $0.30 or greater.

The financing is subject to regulatory approval. Finders’ fees may be paid in accordance with Exchange Policies.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

The information in this news release includes certain "forward-looking statements" All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company's properties, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, quantity of resources or reserves, timing of permitting, construction and production and other milestones, are forward looking statements. Statements concerning Mineral Reserves and Mineral Resources are also forward-looking statements in that they reflect an assessment, based on certain assumptions, of the mineralization that would be encountered and mining results if the project were developed and mined in the manner described. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from GNG's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and local groups in the exploration, and development of properties; and the need to obtain permits and governmental approval. GNG's forward looking statements reflect the beliefs, opinions and projections of management on the date the statements are made. GNG assumes no obligation to update the forward looking statements if management's beliefs, opinions, projections, or other factors should they change.